Natixis Commercial Mortgage Securities LLC
1251 Avenue of the Americas
New York, New York 10020
(212) 891-6100

September 10, 2020
Michelle Stasny
Special Counsel
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Natixis Commercial Mortgage Securities LLC Registration Statement on Form SF-3 File No. 333-239365
Dear Ms. Stasny:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Natixis Commercial Mortgage Securities LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on September 14, 2020 or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Natixis Shelf Acceleration Request

Very truly yours,

NATIXIS COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ Andrew Taylor
Name: Andrew Taylor
Title: President, Chief Executive Officer

By:	/s/ Meghan Maze
Name: Meghan Maze
Title: Chief Financial Officer

cc:          Y. Jeffrey Rotblat, Esq., Cadwalader, Wickersham & Taft LLP
Tad Bardenwerper, Esq., Natixis Commercial Mortgage Securities LLC

Natixis Shelf Acceleration Request